PROSPECTUS SUPPLEMENT (To prospectus dated April 23, 2009)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-145919

29,108,925 SHARES OF COMMON STOCK

HECLA MINING COMPANY

This prospectus supplement supplements the prospectus dated April 23, 2009, relating to (i) the issuance to holders of our warrants and convertible preferred stock previously issued by us, shares of our common stock upon exercise of such warrants or upon conversion of such preferred stock, and (ii) the resale by the recipients of certain of such shares, from time to time, of up to 8,879,657 shares of our common stock, which they may acquire upon exercise of certain of such warrants, or upon conversion of certain shares of such preferred stock. This prospectus supplement should be read in conjunction with the prospectus dated April 23, 2009, including any supplements thereto, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus and any supplements thereto, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus and any supplements thereto. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements thereto.

Current Report on Form 8-K

On December 31, 2009, we filed with the Securities and Exchange Commission a Current Report on Form 8-K. The text of such Form 8-K is attached hereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 31, 2009.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 31, 2009

HECLA MINING COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-8491	77-0664171
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6500 North Mineral Drive, Suite 200

Coeur d’Alene, Idaho 83815-9408

(Address of Principal Executive Offices) (Zip Code)

(208) 769-4100

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12(b))
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02  Unregistered Sales of Equity Securities

On December 31, 2009, Hecla Mining Company (the “Company”) announced the calculation of the ratio at which it would issue shares of its common stock, par value $0.25 per share, for a previously announced payment of dividends in arrears and the regularly quarterly dividend on its outstanding 6.5% Mandatory Convertible Preferred Stock in the amount of $8.125 per share. The total amount of such stock dividend is approximately $16.4 million in Hecla common stock (or approximately 2,651,468 shares, with cash for fractional shares). The stock dividend payment date is January 4, 2010. A copy of the press release making the announcement is filed herewith as Exhibit 99.1 and incorporated into this Item 3.02 by reference.

The issuance of shares to its existing holders of the 6.5% Mandatory Convertible Preferred Stock is exempt from registration as it involves no sale for value in which any investment decision is made and/or no public offering pursuant to Section 4(2) of the Securities Act of 1933.

Item 8.01  Other Events

As described above in Item 3.02, Hecla announced the calculation of the ratio at which it would issue shares of its common stock for a previously announced payment of dividends in arrears and the regularly quarterly dividend on its outstanding 6.5% Mandatory Convertible Preferred Stock. A copy of the press release making the announcement is filed herewith as Exhibit 99.1 and incorporated into this Item 8.01 by reference.

Item 9.01.  Financial Statements and Exhibits.

(d)  Exhibits

Exhibit Number	Description

99.1	Hecla Mining Company News Release dated December 31, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  December 31, 2009

Hecla Mining Company

By:	/s/ James A. Sabala
James A. Sabala Senior Vice President & Chief Financial Officer

NEWS RELEASE	Exhibit 99.1

HECLA ANNOUNCES CALCULATION AND PAYMENT

OF PREFERRED DIVIDENDS

FOR IMMEDIATE RELEASE

December 31, 2009

COEUR D’ALENE, IDAHO -- On December 1, 2009, Hecla Mining Company (HL:NYSE) announced that its Board of Directors had elected to declare and pay all dividends in arrears and the next scheduled quarterly dividend for each of its outstanding series of preferred stock.

The Hecla Series B Cumulative Convertible Preferred Stock will be paid in cash for the dividends in arrears of $3.50 per share and the regular quarterly dividend of $0.875 per share, for a total amount of approximately $0.7 million. There are a total of 157,816 shares of Series B Cumulative Convertible Preferred Stock outstanding.

For Hecla’s 6.5% Mandatory Convertible Preferred Stock, the dividends in arrears of $6.50 per share and the regularly quarterly dividend of $1.625 per share will be paid in 1.3175 shares of Hecla’s common stock per share of Mandatory Convertible Preferred Stock, for a total amount of approximately $16.4 million in Hecla common stock (with cash for fractional shares). The value of the shares of common stock issued as dividends was calculated at 97% of the average of the closing prices of Hecla common stock over the five consecutive trading day period ending on the second trading day immediately preceding the dividend payment date of January 4, 2010. There will be no fractional shares issued, so a cash adjustment will be paid to each holder that would be entitled to a fraction of a share of common stock (based on a price of $6.36 per share of common stock, the average of the closing prices of Hecla common stock over the five consecutive trading day period ending on the second trading day immediately preceding the dividend payment date). There are a total of 2,012,500 shares of 6.5% Mandatory Convertible Preferred Stock outstanding. Hecla will capitalize retained earnings for the fair market value of the shares of common stock to be issued as dividends. Sale of the shares of common stock received as a dividend by a holder will reduce a holder’s proportionate equity in the company.

Hecla Mining Company, headquartered in Coeur d’Alene, Idaho, mines, processes and explores for silver and gold in the United States and Mexico. A 118-year-old company, Hecla has long been well known in the mining world and financial markets as a quality producer of silver and gold. Hecla’s common and preferred shares are traded on the New York Stock Exchange under the symbols “HL,” “HL-PrB” and “HL-PrC.”

Contact Don Poirier, vice president – corporate development, 208/769-4128

Hecla’s Home Page can be accessed on the Internet at www.hecla-mining.com.